NEXA RESOURCES ANNOUNCES ARIPUANÃ RAMP UP AND EXPLORATION PROGRAM UPDATE

Luxembourg, July 05, 2022 - Nexa Resources S.A. (“Nexa Resources” or “Nexa” or the “Company”) (NYSE Symbol: “NEXA”) is pleased to inform that ramp-up activities at the Aripuanã world-class polymetallic mine have safely started and the demobilization of construction teams is underway.

Aripuanã is located in the state of Mato Grosso, Brazil, and is one of the industry’s most sustainable mining projects, with nearly 100% of water recirculation and the use of dry stacking and cemented paste backfill for the waste material.

Ignacio Rosado, President and Chief Executive Officer (“CEO”), said, “We are very proud to announce that Aripuanã has reached the ramp-up phase, as expected. It is a remarkable accomplishment, and we would like to congratulate the entire team for their commitment to delivering the project.

Aripuanã is currently Nexa’s largest investment in Brazil, which contributes to the social and economic development of the region. It is also one of the few zinc projects in the world and we are confident that it will be a low-cost and long-life mine operation. This is the third flagship mine in our asset portfolio, strengthening our unique position to meet the growing demand for zinc”, concluded Mr. Rosado.

Ramp-up activities are currently focused on steadily increasing the plant throughput rate. With over 650kt of ore available in stockpiles, which is enough to cover six months of the estimated ramp-up curve, the milling capacity utilization rate is expected to reach an average of 30-40% in 3Q22 and 70-80% by December 2022. Full production is expected in 2Q23.

Following the commissioning performance stability plan, process knowledge, ore recovery and asset reliability, commercial production should be achieved by 4Q22.

Furthermore, the mine is already fully operational, and underground activities are focused on developing and preparing areas for mining operations and increasing mineral reserves with drilling in new areas, seeking operational stability during the entire operation. Mine development has also achieved the expected monthly output of 1,000 meters (100% of capacity).

2022 production guidance remains unchanged, and it is estimated at 14 to 23kt of zinc, 1.6-2.3kt of copper, 5.0-7.7kt of lead, and 0.3-0.5MMoz of silver, subject to risks around the ramp-up of a new mine, among other factors.

Aripuanã consists of three main mineralized zones – Arex, Link, and Ambrex – with an estimated average annual production of 70kt of zinc, 24kt of lead, 4kt of copper, 1.8Moz of silver, and 14.5koz of gold over a life-of-mine of 11 years, considering only the mineral reserves estimated under Regulation S-K 1300.

Zinc is one of the world’s most essential materials, and due to its growing role in energy storage and its superior ability to protect metals against corrosion, zinc remains crucial for the future. As the world transitions to a low-carbon economy, Nexa and zinc will continue to play a key role in supporting clean energy technologies and infrastructure development.

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Exploration program

The Aripuanã exploration strategy focuses on increasing mineral resources at the Ambrex orebody and Babaçu exploration target, which lies to the southeast of the Ambrex deposit.

The exploration program has been very successful, and we are pleased to inform that assay results received in May 2022 returned 231.5 meters with 9.49% Zn, 3.65% Pb, 0.13% Cu, 0.13g/t Au and 50ppm Ag, including a high-grade zone with 26.19% Zn, 9.14% Pb, 0.25g/t Au and 82ppm Ag along 56.6 meters.

The exploratory drilling campaign has been focused on the northwest extension of Babaçu where new drilling continues to confirm high-grade mineralization and infill drilling at the Ambrex orebody for resource classification upgrade and to investigate the Ambrex/Babaçu transition zone at depth.

Between January and June 2022, 959.9 meters of exploratory drilling were executed at Babaçu with 02 rigs. Exploratory drillhole BRAPD000099 intercepted a thick stratabound folded massive sulfide intersection in this deep northwestern extension outside the known Inferred Resources limits.

Babaçu continues to confirm thick intersections of massive sulfides at depth with the potential to extend the life of Aripuanã mine.

PAR indicates mineralized intersection with minimum of four meters width with pending assay results. The length of intercepts may not represent the true width of mineralization.

Furthermore, 24,076 meters of infill drilling were completed in 1H22 at Ambrex with eight rigs. The drillholes indicate that mineralization has been confirmed supporting the conversion of Inferred to Indicated Mineral Resources, which is the main goal of this campaign, and suggest an increase in tonnage and grades in some regions of the mineralization body.

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About Nexa

Nexa is a large-scale, low-cost integrated zinc producer with over 60 years of experience developing and operating mining and smelting assets in Latin America. Nexa currently owns and operates five long-life underground mines - three located in the Central Andes of Peru and two located in the state of Minas Gerais in Brazil - and is starting the Aripuanã Project as its sixth underground mine in Mato Grosso, Brazil. Nexa also currently owns and operates three smelters, two located in Brazil and one in Peru, Cajamarquilla, which is the largest smelter in the Americas. Nexa was among the top five producers of mined zinc globally in 2021 and also one of the top five metallic zinc producers worldwide in 2021, according to Wood Mackenzie.

Technical Information

Jose Antonio Lopes, FMausIMM CP (Geo): 224829, a mineral resources manager, a qualified person for purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Projects and a Nexa employee, has approved the scientific and technical information contained in this news release.

Further information, including key assumptions, parameters, and methods used to estimate Mineral Reserves and Mineral Resources of the mines and/or projects referenced in the tables above can be found in the applicable technical reports.

Cautionary Statement on Forward-Looking Statements

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this news release as “forward-looking statements”). Forward-looking statements contained in this news release may include, but are not limited to, zinc and other metal prices and exchange rate assumptions, projected operating and capital costs, metal or mineral recoveries, head grades, mine life, production rates, and returns; the Company’s potential plans; the estimation of the tonnage, grade and content of deposits and the extent of the Mineral Resource and Mineral Reserve estimates; timing of commencement of production; exploration potential and results; the timing and receipt of necessary permits for future operations; the impacts of COVID-19 in our operations.

These statements are based on information currently available to the Company and the Company provides no assurance that actual results and future performance and achievements will meet or not differ from the expectations of management or qualified persons. All statements other than statements of historical fact are forward-looking statements. The words “believe,” “will,” “may,” “may have,” “would,” “estimate,” “continues,” “anticipates,” “intends,” “plans,” “expects,” “budget,” “scheduled,” “forecasts” and similar words are intended to identify estimates and forward-looking statements. Forward-looking statements are not guarantees and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Actual results and developments may be substantially different from the expectations described in the forward-looking statements for a number of reasons, many of which are not under our control, among them, the activities of our competition, the future global economic situation, weather conditions, market prices and conditions, exchange rates, and operational and financial risks. The unexpected occurrence of one or more of the abovementioned events may significantly change the results of our operations on which we have based our estimates and forward-looking statements. Our estimates and forward-looking statements may also be influenced by, among others, legal, political, environmental, or other risks that could materially affect the potential development of the Project, including risks related to outbreaks of contagious diseases or health crises impacting overall economic activity regionally or globally.

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These forward-looking statements related to future events or future performance and include current estimates, predictions, forecasts, beliefs and statements as to management’s expectations with respect to, but not limited to, the business and operations of the Company and mining production, our growth strategy, the impact of applicable laws and regulations, future zinc and other metal prices, smelting sales, capex, expenses related to exploration and project evaluation, estimation of Mineral Reserves and/or Mineral Resources, mine life and our financial liquidity.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable and appropriate by management and qualified persons considering their experience are inherently subject to significant uncertainties and contingencies and may prove to be incorrect. Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, full integration of mining and smelting operations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labor disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in metal prices, exchange rates, or the cost of energy, supplies or transportation, among other assumptions.

Estimates and forward-looking statements refer only to the date when they were made, and we do not undertake any obligation to update or revise any estimate or forward-looking statement due to new information, future events or otherwise, except as required by law. Estimates and forward-looking statements involve risks and uncertainties and do not guarantee future performance, as actual results or developments may be substantially different from the expectations described in the forward-looking statements. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our annual report on Form 20-F and in our other public disclosures available on our website and filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

For further information, please contact:

Roberta Varella – Head of Investor Relations

ir@nexaresouces.com

+55 11 94473-1388

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